UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)

SANTA MONICA MEDIA CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

802501106
(CUSIP Number)

DECEMBER 31, 2008
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	802501106	SCHEDULE 13G	Page	2	of	15

1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 783,500
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 783,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 783,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	802501106	SCHEDULE 13G	Page	3	of	15

1	NAMES OF REPORTING PERSONS Cognizant Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 76,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 76,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	802501106	SCHEDULE 13G	Page	4	of	15

1	NAMES OF REPORTING PERSONS Millenco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 133,300
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 133,300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON OO, BD

CUSIP No.	802501106	SCHEDULE 13G	Page	5	of	15

1	NAMES OF REPORTING PERSONS Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 76,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 76,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	802501106	SCHEDULE 13G	Page	6	of	15

1	NAMES OF REPORTING PERSONS Millennium International Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 76,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 76,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	802501106	SCHEDULE 13G	Page	7	of	15

1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 992,800
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 992,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 992,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	802501106	SCHEDULE 13G	Page	8	of	15

1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 992,800
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 992,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 992,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	802501106	SCHEDULE 13G	Page	9	of	15

Item 1.
	(a)	Name of Issuer:

Santa Monica Media Corporation, a Delaware corporation (the "Company").

	(b)	Address of Issuer’s Principal Executive Offices:

12121 Wilshire Boulevard, Suite 1001 Los Angeles, California 90025

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Integrated Core Strategies (US) LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Cognizant Holdings, Ltd. c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Millenco LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium International Management GP LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

common stock, par value $0.001 per share ("Common Stock")

	(e)	CUSIP Number:

802501106

CUSIP No.	802501106	SCHEDULE 13G	Page	10	of	15

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	802501106	SCHEDULE 13G	Page	11	of	15

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

   As of the date of this filing, Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies"), is the beneficial owner of 783,500 shares of the Company’s Common Stock. Integrated Core Strategies also holds 1,698,988 warrants ("Warrant"). Each Warrant will entitle the holder to purchase one share of the Company’s Common Stock at a price of $6.00. Each Warrant will become exercisable upon the Company’s completion of a business combination. Note: The Warrants will not be exercisable unless, at the time of exercise, a registration statement is effective which includes a current prospectus relating to the Common Stock issuable upon exercise of the Warrants and the Common Stock underlying the Warrants has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holders of the Warrants. The Warrants will expire on March 27, 2011, or earlier upon redemption. As of the date of this filing, the Company has not announced the completion of a business combination and therefore, the Warrants are not currently exercisable.

   As of the date of this filing, Cognizant Holdings, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("Cognizant Holdings"), is the beneficial owner of 76,000 shares of the Company’s Common Stock.

   Also, as of the date of this filing, Millenco LLC, a Delaware limited liability company ("Millenco"), is the beneficial owner of 133,300 shares of the Company’s Common Stock.

   Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to Cognizant Holdings, and may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings. Millennium International Management GP LLC, a Delaware limited liability company ("Millennium International Management GP"), is the general partner of Millennium International Management, and may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings. Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the 100% shareholder of Cognizant Holdings, and may be deemed to have shared voting control and investment discretion over securities owned by Cognizant Holdings. Millennium Management is also the general partner of the managing member of Integrated Core Strategies, and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. In addition, Millennium Management is the manager of Millenco, and may be deemed to have shared voting control and investment discretion over securities owned by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management and of Millennium International Management GP. Consequently, Mr. Englander may be deemed to be the beneficial owner of any securities owned by Integrated Core Strategies, Cognizant Holdings and/or Millenco as the case may be. The foregoing should not be construed in and of itself as an admission by Millennium International Management or Millennium International Management GP as to beneficial ownership of the securities owned by Cognizant Holdings. The foregoing should also not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies, Cognizant Holdings and/or Millenco, as the case may be.

CUSIP No.	802501106	SCHEDULE 13G	Page	12	of	15

(b) Percent of Class:

   Millennium Management and Mr. Englander may be deemed to beneficially own 992,800 of the Company’s Common Stock or 6.2% (see Item 4(a) above), which percentage was calculated based on 16,038,125 shares of Common Stock outstanding as of November 14, 2008, as per the Company’s Form 10-Q, dated November 14, 2008.

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

(ii) Shared power to vote or to direct the vote

   992,800 (See Item 4(a))

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   992,800 (See Item 4(a))

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	802501106	SCHEDULE 13G	Page	13	of	15

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 3, 2009, by and among Integrated Core Strategies (US) LLC, Cognizant Holdings, Ltd., Millenco LLC, Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	802501106	SCHEDULE 13G	Page	14	of	15

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 3, 2009

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its managing member By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
COGNIZANT HOLDINGS, LTD. By: Millennium International Management LP, as investment manager
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

CUSIP No.	802501106	SCHEDULE 13G	Page	15	of	15

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Santa Monica Media Corporation, a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 3, 2009

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its managing member By: Millennium Management LLC, its general partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
COGNIZANT HOLDINGS, LTD. By: Millennium International Management LP, as investment manager
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENCO LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Executive Vice President
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander